

September 14, 2012

Via E-mail
Mr. David W. Kalish
Senior Vice President and Chief Financial Officer
One Liberty Properties, Inc.
60 Cutter Mill Road
Great Neck, NY 11021

> **Re:** **One Liberty Properties, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **File No. 001-09279**
> **Form 10-Q for the Period Ended June 30, 2012**
> **Filed August 8, 2012**
> **File No. 001-09279**

Dear Mr. Kalish:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Revenues, page 42

1. Please tell us how you determined it was appropriate to not record straight-line rent beyond the expected useful life of a building and cite the authoritative literature upon which you relied.

<u>Notes to Consolidated Financial Statements, page F-8</u>

<u>Note 1—Organization and Background, page F-8</u>

2.   Please tell us how you account for your 50% tenancy in common interest and cite the authoritative literature upon which you relied.

<u>Form 10-Q for the Period Ended June 30, 2012</u>

<u>Note 2 – Basis of Preparation, page 7</u>

3.   Please tell us how you determined that you are not the primary beneficiary of the VIE that holds the Plano, Texas property. In your response, describe the shared power of the parties to the VIE and the reasons why you entered into a joint venture in which you retained a 90% interest but do not have power to direct the activities of the VIE that most significantly impact the VIE's economic performance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief

cc: Mr. Asher Gaffney, Esq., One Liberty Properties, Inc.